Filed Pursuant to Rule (424)(b)(3)

Registration No. 333-257930

PROSPECTUS SUPPLEMENT NO. 19

(to Prospectus dated August 12, 2021)

ASTRA SPACE, INC.

Primary Offering Of

15,333,303 Shares of Common Stock

Secondary Offering of

189,026,575 Shares of Common Stock

5,333,333 Warrants to Purchase Common Stock

This prospectus supplement amends and supplements the prospectus dated August 12, 2021 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-257930). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 23, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the issuance by us of up to an aggregate of (i) 9,999,970 shares of our Class A common stock that may be issued upon exercise of warrants to purchase Class A common stock at an exercise price of $11.50 per share (the “public warrants”) issued by Holicity Inc. (“Holicity”) in its initial public offering; and (ii) 5,333,333 shares of our Class A common stock that may be issued upon exercise of private placement warrants at an exercise price of $11.50 per share that were originally sold to X-icity Holdings Corporation (the “Sponsor”) in a private placement consummated simultaneously with Holicity’s IPO (the “private placement warrants” and, together with the public warrants, the “warrants”).

The Prospectus and this prospectus supplement also relate to the offer and sale, from time to time, by the selling securityholders named in this prospectus (the “Selling Securityholders”), or any of their permitted transferees, of (i) 5,333,333 private placement warrants; (ii) up to an aggregate of 5,333,333 shares of our Class A common stock that may be issued upon exercise of the private placement warrants held by the Selling Securityholders; (iii) up to an aggregate of 20,000,000 shares of our Class A common stock that were issued to certain investors (collectively, the “PIPE Investors”) in a private placement in connection with the closing of the Business Combination (as defined herein); (iv) 7,500,000 shares of Class A common stock issued to the Sponsor prior to Holicity’s initial public offering and registered for sale by the Selling Securityholders; (v) up to an aggregate of 92,277,793 shares of Class A common stock that were issued to certain affiliates of Astra (collectively, the “Astra Affiliates”) pursuant to the Business Combination Agreement (as defined herein); (vi) up to an aggregate 56,239,188 shares of Class A common stock issuable upon conversion (on a one-for-one basis) of shares of our Class B common stock, par value $0.0001 per share (“Class B Common Stock”) held by certain Selling Securityholders and (vii) up to an aggregate of 7,676,261 shares of our Class A common stock issued in connection with our acquisition of Apollo Fusion, Inc. (“Apollo Fusion”), which closed on July 1, 2021 comprised of (x) 2,558,744 shares of our Class A common stock (the “Initial Apollo Shares”) issued to certain of the Selling Securityholders on July 1, 2021, in connection with our merger with Apollo Fusion, Inc. (“Apollo Fusion”) and (y) 5,117,517 additional shares of our Class A common stock (the “Additional Apollo Shares”) which may be issued to certain of the Selling Securityholders assuming (a) the achievement of all remaining performance milestones set forth in the Apollo Fusion Merger Agreement (as defined herein), (b) we elect to pay all future milestone consideration in shares of our Class A common stock as required by the terms the Apollo Fusion Merger Agreement, and (c) the per share price used to calculate the number of shares of our Class A common stock to be issued is $11.7243, which is the same per share price used to calculate the number of Initial Shares issued to the Selling Securityholders. The Additional Shares have not been earned and are not currently outstanding. The actual number of Additional Shares issued to the selling stockholders could be materially greater or less than 5,117,517 shares of Class A common stock depending whether and to what extent the future performance milestones are met and/or the actual average closing price of our Class A common stock at the time such milestones are achieved. The Prospectus and this prospectus supplement also cover any additional securities that may become issuable by reason of share splits, share dividends or other similar transactions.

Our common stock and warrants are listed on Nasdaq under the symbols “ASTR” and “ASTRW”, respectively. On November 22, 2021, the closing price of our common stock was $11.17 per share and the closing price of our warrants was $3.18 per share.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 15 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 23, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 23, 2021

Astra Space, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39426	85-1270303
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1900 Skyhawk Street
Alameda, California	94501
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (866) 278-7217

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	ASTR	NASDAQ Global Select Market
Warrants to purchase one share of Class A common stock, each at an exercise price of $11.50	ASTRW	NASDAQ Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

This Current Report on Form 8-K of Astra Space, Inc. (the “Company”) relates to certain public warrants (the “Public Warrants”) and private placement warrants (the “Private Placement Warrants” and together with the Public Warrants, the “Warrants”) that are currently outstanding to acquire shares of the Company’s Class A common stock. The Warrants each entitle the holder to acquire a certain number of shares of the Company’s Class A common stock, under and pursuant to the terms of that certain Warrant Agreement (the “Warrant Agreement”), a form of which was previously filed with the Securities and Exchange Commission (the “SEC”) on July 15, 2021 as an exhibit to the Company’s Registration Statement on Form S-1 (Reg. No. 333-257930) (the “Registration Statement”) and which is incorporated into this Form 8-K as Exhibit 4.1.

The purpose of this Form 8-K is to clarify and correct certain disclosures related to the redemption of the Warrants contained in the Registration Statement, beginning on page 85 (the “Initial Disclosures”). The following description of the Warrant Agreement is only a summary of certain rights of the warrant holders and the Company under the Warrant Agreement; it is not a complete description of all rights related to the Warrants and their redemption by the Company. The following description is qualified in its entirety to the actual text of the Warrant Agreement attached to this Form 8-K as Exhibit 4.1.

As described in detail in the Warrant Agreement attached to this Form 8-K as Exhibit 4.1 as well as more specifically described below, once the Warrants became exercisable, the Company has the right to redeem the Warrants in two situations: (i) when the price per share of the Company’s Class A common stock equals or exceeds $18.00 or (ii) when the price per share of the Company’s Class A common stock equals or exceeds $10.00. The circumstances as to how such a redemption may occur are set forth in detail in the Warrant Agreement attached to this Form 8-K as Exhibit 4.1 and are also summarized here below.

Redemption of Public Warrants when the price per share of Class A common stock equals or exceeds $18.00

Once the Warrants became exercisable as set forth in the Warrant Agreement, the Company may call the Public Warrants (but not the Private Placement Warrants) for redemption:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•

if, and only if, the closing price of the Class A common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) on each of the 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders (the “$18.00 Redemption Trigger Price”).

The Company may exercise this redemption right if there is an effective registration statement covering the shares of Class A common stock issuable upon exercise of the Public Warrants and a current prospectus relating thereto, is available throughout the 30-day redemption period. If there is no registration statement then in effect, the Company may still exercise its redemption right if it requires that the exercise of the Warrant be on a “cashless basis” and such cashless exercise is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”). The Private Placement Warrants will not be subject to a redemption based on the $18.00 Redemption Trigger Price if the Private Placement Warrants continued to be held by the initial purchasers thereof and their permitted transferees. If the Private Placement Warrants have been transferred, the Company may redeem them on the same terms as the Public Warrants are redeemed in connection with the $18.00 Redemption Trigger Price.

The Company has established the $18.00 Redemption Trigger Price to prevent a redemption call unless there is, at the time of the call, a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and the Company issues a notice of redemption of the Warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date, on either a cash or cashless basis as determined by the Company and described below. It is possible that after the redemption notice is issued to warrant holders, the price of the Class A common stock may fall below the $18.00 Redemption Trigger Price (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) as well as the warrant exercise price.

Redemption of Warrants when the price per share of Class A common stock equals or exceeds $10.00

Once the Warrants became exercisable as set forth in the Warrant Agreement, the Company may call both the Public Warrants and the Private Placement Warrants for redemption:

•	in whole and not in part;

•	at $0.10 per warrant;

•

if, and only if, the last reported sales price of the Class A common stock equals or exceeds $10.00 per share (as adjusted for stock splits, stock dividends, reorganizations, reclassifications, recapitalizations and the like) on the trading day immediately prior to date on which the Company sends the notice of redemption to the warrant holders (the “$10.00 Redemption Trigger Price”); and

•	the Warrants have been exercisable for a period of ninety (90) days.

The Company may exercise this redemption right if there is an effective registration statement covering the shares of Class A common stock issuable upon exercise of the Warrants and a current prospectus relating thereto, is available throughout the 30-day redemption period. In this case, the Private Placement Warrants will also be concurrently called for redemption on the same terms as the outstanding Public Warrants.

In connection with a redemption based on the $10.00 Redemption Trigger Price, the warrant holder may also elect to receive, in lieu of the $0.10 per warrant redemption price, a number of shares of Class A common stock per Warrant determined by reference to the table set forth in Section 6.2 of the Warrant Agreement, based on the Redemption Date as defined in the Warrant Agreement (calculated for purposes of the table as the period from the Redemption Date to the expiration of the Warrants) and the Fair Market Value (as defined below).

Redemption procedures and cashless exercise

If the Company calls the Warrants for redemption as described above, management will have the option to require any warrant holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In determining whether to require all warrant holders to exercise their Warrants on a “cashless basis,” the Company will consider, among other factors, the Company’s cash position, the number of Warrants that are outstanding and the dilutive effect on stockholders of issuing the maximum number of shares of Class A common stock issuable upon the exercise of the Warrants. If Company chooses the cashless exercise option, all warrant holders would pay the exercise price by surrendering their warrants for that number of shares of Class A common stock equal to the quotient obtained by dividing (x) the product of the number of Class A common stock underlying the Warrants, multiplied by the excess of the “Fair Market Value” of the Class A common stock (defined below) over the exercise price of the Warrants by (y) the Fair Market Value. The “Fair Market Value” means the average closing price of the Class A common stock for the ten (10) trading days ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders. Such notice of redemption will contain the information necessary to calculate the number of shares of Class A common stock to be received upon exercise of the Warrants, including the “Fair Market Value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption.

If a warrant holder has any questions regarding the redemption provisions of the Warrant Agreement, rights to exercise the Warrants or any other matter related to the Warrants, please contact the Company’s investor relations team at investors@astra.com.

Nothing in this Current Report on Form 8-K constitutes an offer to sell or the solicitation of an offer to buy any of the Company’s securities, nor shall any statements constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

4.1	Warrant Agreement, dated as of August 4, 2020, by and between Holicity Inc. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form S-1 (Reg. No. 333-257930), filed with the SEC on July 15, 2021)

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 23, 2021	Astra Space, Inc.

	By:	/s/ Kelyn Brannon
	Name:	Kelyn Brannon
	Title:	Chief Financial Officer